Exhibit 99.2

Pala Calls Shareholders Meeting of Rockwell Diamonds

TORONTO, ON, April 29, 2009 — Pala Investments Holdings Limited (“Pala”) announces today that it is calling a special and general shareholders’ meeting (the “Meeting”) of Rockwell Diamonds Inc. (“Rockwell”, TSX: RDI, JSE:RDI, OTCBB: RDIAF).

The record date for the Meeting is May 14, 2009 and the Meeting will be held on June 17, 2009 in Vancouver, British Columbia. The Meeting is being called to transact the following business:

1.

To pass the following special resolution to remove each of the directors of the Company pursuant to section 128(3)(a) of the British Columbia Business Corporations Act (the “Act”) and section 14.10 of the Articles of the Company, namely:

“Resolved, as a special resolution of the Company, that each of the directors of the Company be and is hereby removed as a director of the Company”;

2.	To elect directors of the Company pursuant to section 131(a)(i) of the Act and section 14.10 of the Articles of the Company; and

3.	To amend and then terminate the Company’s Shareholder Rights Plan Agreement.

On March 23, 2009, Pala delivered a meeting requisition to Rockwell pursuant to Section 167 of the Act with respect to the above business. The directors of Rockwell failed to call the requisitioned meeting within 21 days of the requisition and Pala is therefore exercising its right to call the shareholder meeting pursuant to Subsection 167(8) of the Act. Pala currently owns approximately 19.94% of the common shares of Rockwell.

About Pala

Pala, based in Jersey, Channel Islands, is a US$1.0 billion multi-strategy investment company with a particular focus on mining and natural resource companies in both developed and emerging markets. Pala Investments’ exclusive investment advisor, Pala Investments AG, is a Switzerland-based team with extensive experience within the mining and natural resource sectors. Pala Investments seeks to assist companies in which it has long-term shareholdings by providing strategic advice and innovative financing solutions.

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For further information:

Colin Murray

Pala Investments AG

+41-41-560-9070